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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 21023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L.B. Fisher & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17300 Dallas North Parkway, Suite 3050
(No. and Street)

Dallas, Texas 75248
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
L.B. Fisher, Jr. (972) 733-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 16 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vink Teague & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

5550 LBJ Freeway, Suite 650 | Dallas | Texas | 75240-6217
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, L.B. Fisher, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.B. Fisher & Company, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ADRIANA G. GARCIA NOTARY PUBLIC STATE OF TEXAS EXPIRES 01-13-2007

Signature

PRESIDENT

Title

Adriana G. Garcia

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CONTENTS

VINK TEAGUE & ASSOCIATES
A Professional Corporation

Certified Public Accountants & Management Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
L. B. Fisher & Company

We have audited the accompanying statements of financial condition of L. B. Fisher & Company as of June 30, 2006 and 2005 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L. B. Fisher & Company as of June 30, 2006 and 2005 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vink Teague & Associates

Dallas, Texas
August 11, 2006

L. B. Fisher & Company

STATEMENTS OF FINANCIAL CONDITION

	June 30, 2006	June 30, 2005
Cash	$ 14,587	$ 16,902
Deposit with clearing organization	50,000	50,000
Receivable from broker - dealer	19,485	15,273
Marketable securities owned, at market value (Note B)	248,217	221,786
Other investments (Note C)	-	5,025
Receivable from shareholders	1,300	1,300
Income tax receivable (Note E)	700	700
Property and equipment, net of accumulated depreciation of $10,854 and $9,412 in 2006 and 2005, respectively	1,884	3,325
Deferred income taxes (Note E)	9,017	8,505
Other	12,804	14,578
	$357,994	$337,394

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006	2005
Accounts payable	$ 1,893	$ 1,591
Deferred income taxes (Note E)	7,115	1,804
Deferred rent	6,712	-
Shareholders' equity (Note G):		
Common stock, $1 par value; authorized - 500,000 shares; 8,500 shares issued and outstanding	8,500	8,500
Capital in excess of par value	86,512	86,512
Retained earnings	247,262	238,987
	342,274	333,999
	$357,994	$337,394

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF OPERATIONS

	Year Ended June 30, 2006	Year Ended June 30, 2005
REVENUES:		
Commissions	$ 385,270	$ 269,969
Interest	55,015	51,980
Dividends	2,077	3,378
Net dealer inventory and investment gains	121,373	170,037
Other	7,719	29,778
	571,454	525,142
EXPENSES:		
Employee compensation and benefits	354,774	328,051
Floor brokerage and clearance fees	64,895	55,343
Other operating expenses	103,738	96,123
Pension and profit sharing contributions (Note D)	28,800	67,000
Interest	1,072	379
	553,279	546,896
Income (loss) before income tax expense (benefit)	18,175	(21,754)
INCOME TAX EXPENSE (BENEFIT) (Note E)	4,800	(1,800)
Net income (loss)	$ 13,375	$ (19,954)

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Year Ended June 30, 2006 and 2005

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Total
	No. Shares	Par Value			
BALANCE AT JUNE 30, 2004	8,500	$8,500	$86,512	$260,641	$355,653
Distributions paid to shareholders	-	-	-	(1,700)	(1,700)
Net loss	-	-	-	(19,954)	(19,954)
BALANCE AT JUNE 30, 2005	8,500	8,500	86,512	238,987	333,999
Distributions paid to shareholders	-	-	-	(5,100)	(5,100)
Net income	-	-	-	13,375	13,375
BALANCE AT JUNE 30, 2006	8,500	$8,500	$86,512	$247,262	$342,274

The accompanying notes are an integral part of these financial statements.

L. B. Fisher & Company

STATEMENTS OF CASH FLOWS

	Year Ended June 30, 2006	Year Ended June 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 13,375	$(19,954)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	1,440	942
Increase in accounts payable	302	1,591
(Increase) decrease in receivable from broker - dealers	(4,212)	5,460
Decrease in receivable from shareholders	-	68
(Increase) decrease in marketable securities owned	(26,431)	3,693
Decrease in other investments	5,025	5,025
(Increase) decrease in deferred income taxes	4,800	(1,800)
Decrease (increase) in other assets	1,774	(5,310)
Increase in deferred rent	6,712	-
	(10,590)	9,669
Net cash provided by (used in) operating activities	2,785	(10,285)
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Purchase of equipment	-	(2,214)
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions paid to shareholders	(5,100)	(1,700)
NET (DECREASE) IN CASH	(2,315)	(14,199)
CASH AT BEGINNING OF YEAR	16,902	31,101
CASH AT END OF YEAR	$ 14,587	$ 16,902
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 1,072	$ 379
Cash paid during the year for income taxes	$ -	$ -

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the year ended June 30, 2005, warrants to purchase shares of an unaffiliated company with a cost of $5,025 expired (Note C).

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

This summary of significant accounting policies of L. B. Fisher & Company (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements.

History and Business Activity

The Company was organized on August 26, 1976 as a fully disclosed broker-dealer, serving clients primarily in Texas.

Basis of Accounting

The Company records all securities transactions on a trade date basis.

Marketable Securities

Marketable securities are valued at market value. Additionally, transactions in marketable securities are considered operating activities, and purchases and sales of such securities are shown net in the statements of cash flows.

Other Investments

Other investments consist of warrants to purchase stock of an unrelated corporation. The warrants are stated at cost, which approximates net realizable value.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents at June 30, 2006 or 2005.

Income Taxes

Deferred income taxes are provided on temporary differences between amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, primarily recognition of revenues and expenses on a cash basis and reporting trading and investment securities at cost for tax purposes. The deferred income tax assets and liabilities represent the future tax consequences of these differences, which will either be taxable or deductible when the assets or liabilities are recovered or settled. These deferred taxes are measured by applying currently enacted tax laws.

Property and Equipment

Depreciation of property and equipment is provided on the straight-line method over the following estimated useful lives:

	Years
Furniture and equipment	3-7
Automobiles	5

NOTE A - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company expenses advertising costs as incurred. The Company had no advertising expense for the years ended June 30, 2006 and 2005.

Concentrations of Credit Risk and Off-Balance-Sheet Risk

The Company's financial instruments subject to concentrations of credit risk consist primarily of its cash, marketable securities and receivables from broker - dealers. The cash is placed in federally insured financial institutions or with brokerage houses. The marketable securities are held for the Company's account at a brokerage house that is regulated by the rules and regulations of the Securities and Exchange Commission and other regulatory bodies. The receivables from the brokerage houses are routinely assessed for collectibility and for the brokerage houses' financial strength.

The Company's off-balance-sheet risk consists of securities that are sold, but not yet purchased. The securities, to be purchased at a future date, are valued at market prices with gains or losses recognized currently. At June 30, 2006 and 2005, the Company had no securities sold, but not yet purchased.

Reclassifications

Certain reclassifications have been made to the financial statements at June 30, 2005 and for the year then ended to conform to the June 30, 2006 presentation.

NOTE B - MARKETABLE SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Marketable securities owned and marketable securities sold, but not yet purchased, consist of trading and investment securities at quoted market values on national exchanges as follows:

	June 30,	
	2006	2005
Owned		
Corporate stocks - marketable	$248,217	$221,786
Sold, But Not Yet Purchased		
Corporate stocks - marketable	$ -	$ -

NOTE C - OTHER INVESTMENTS

Other investments of $5,025 at June 30, 2005, consist of a series of warrants, which entitle the Company to purchase 300 shares of another corporation. At June 30, 2006, the warrants were fully exercised.

NOTE D - PENSION AND PROFIT SHARING PLANS

The Company has a defined contribution profit sharing trust, which covers all of its employees. The profit sharing contribution for the year ended June 30, 2005 was $40,200. No contributions were made to the profit sharing plan for the year ended June 30, 2006. Contributions to the plan are determined at the discretion of the Board of Directors. All contributions are fully vested.

The Company's money purchase pension plan covers all of its employees. Required contributions to the plan are limited to 10% of each employee's annual salary, and were $28,800 and $26,800 for the years ended June 30, 2006 and 2005, respectively. All participants are fully vested in the plan.

The contributions to the plans are limited by the maximum contribution deductible for federal income tax purposes.

NOTE E - INCOME TAXES

The Company recognizes deferred taxes on "temporary differences" between the financial statement carrying amounts and the tax basis of existing assets and liabilities by applying enacted statutory tax rates applicable to future years to the temporary differences. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

A reconciliation of income tax expense (benefit) computed at the statutory rate and income tax expense (benefit) is as follows:

	Year Ended June 30,	
	2006	2005
Income tax expense (benefit), at statutory rate	$ 6,179	$(6,751)
State tax expense (benefit)	279	(366)
Tax-exempt revenue	(494)	(355)
Non-deductible expenses	4,018	1,890
Use of net operating loss carryforward	(1,907)	-
Differential in statutory and actual rate	(3,453)	3,782
Other	178	-
	$ 4,800	$(1,800)

NOTE E - INCOME TAXES - CONTINUED

Income tax expense (benefit) consists of the following:

	Year Ended June 30, 2006	Year Ended June 30, 2005
Current tax payable:		
Federal	$ -	$ -
State	-	-
	-	-
Deferred tax expense (benefit):		
Federal	4,521	(1,371)
State	279	(429)
	4,800	(1,800)
Income tax expense (benefit)	$4,800	$ 1,800

At June 30, 2006, the Company had a net operating loss carryforward of approximately $12,600 for federal income tax purposes expiring in 2025. For state income tax purposes, net operating losses approximate $20,000, with approximately $3,200 expiring in 2008 and approximately $16,800 expiring in 2010.

For the years ended June 30, 2006 and 2005, deferred income tax expense (benefit) results from changes in the amounts of temporary differences in the recognition of assets and liabilities for income tax and financial reporting purposes. The sources of the temporary differences and the tax effects of each are as follows:

	2006	2005
Deferred tax assets:		
Depreciation	$ 6,224	$ 6,592
Accounts payable	384	310
Net operating loss carryforward	2,793	5,321
Deferred rent	1,309	-
Wash sales	692	-
	11,402	12,223
Deferred tax liabilities:		
Accounts receivable	3,800	3,170
Prepaid expenses	2,497	2,352
Marketable securities	3,203	-
	9,500	5,522
Net deferred tax asset	$ 1,902	$ 6,701

NOTE F - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to claims of general creditors at June 30, 2006 and 2005, or at any time during the years then ended.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At June 30, 2006 and 2005, the Company had net capital of $276,951 and $267,347, respectively, which was $176,951 and $167,347, respectively, in excess of its required capital of $100,000. At June 30, 2006 and 2005, the Company had $8,605 and $1,591, respectively, of aggregate indebtedness, as defined, thereby complying with the required net capital ratio.

NOTE H - COMMITMENTS

The Company leases its office space under a noncancelable operating lease. Future minimum payments under the noncancelable operating lease are as follows:

Year Ended June 30,	
2007	$16,109
2008	16,109
2009	12,082
	$44,300

During the years ended June 30, 2006 and 2005, rent expense was $21,773 and $23,554, respectively.

NOTE I - RELATED PARTY TRANSACTIONS

During the years ended June 30, 2006 and 2005, the Company received from shareholders, an entity controlled by a shareholder and other related entities approximately $5,500 and $3,900, respectively, as payment for administrative and bookkeeping services performed on their behalf. During the year ended June 30, 2005, the Company paid approximately $300, to a related entity for administrative services.

NOTE J - MAJOR CUSTOMER INFORMATION

For the years ended June 30, 2006 and 2005, the Company had one customer that accounted for approximately 20% and 12% of net commissions, respectively.

SUPPLEMENTAL INFORMATION

L. B. Fisher & Company

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2006

Aggregate indebtedness -	
Total liabilities	$ 15,720
Exclusions from aggregate indebtedness pursuant to Rule 15c3-1:	
Deferred income taxes	7,115
Total aggregate indebtedness	$ 8,605
Net capital -	
Total shareholders' equity	$ 342,274
Adjustments to net capital pursuant to Rule 15c3-1:	
Total nonallowable assets	25,005
Haircuts on securities: stocks and options	38,236
Undue concentration	2,082
Net capital	$ 276,951
Net capital requirement equal to the greater of 6-2/3% of aggregate indebtedness or $100,000	$ 100,000
Excess net capital	$ 176,951
Ratio of aggregate indebtedness to net capital	0.137 to 1

Reconciliation pursuant to Rule 17a-5(d)(4)

Net capital as previously reported (unaudited X-17A-5)	$ 284,570
Net audit adjustments	(7,619)
Net capital, as reported herein	$ 276,951
Aggregate indebtedness as previously reported (unaudited X-17A-5)	$ -
Net audit adjustment	8,605
Aggregate indebtness, as reported herein	$ 8,605

The independent auditors' report should be read in connection with this supplemental information.

L. B. Fisher & Company

SCHEDULE 2

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2006

The Company is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission under provision k2(i) and (ii).

The independent auditors' report should be read in connection with this supplemental information.

L.B. FISHER & COMPANY

INDEPENDENT AUDITOR'S REPORT

ON

INTERNAL CONTROL

June 30, 2006

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Vinh League & Associates

Dallas, Texas
August 11, 2006